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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             -----------------------
                                   SCHEDULE TO


       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 PROXICOM, INC.
                            (Name of Subject Company)

                              PFC ACQUISITION CORP.
                           COMPAQ COMPUTER CORPORATION
                                   (Offerors)

                    Common Stock, Par Value, $0.01 per Share
                         (Title of Class of Securities)

                             -----------------------
                                    744282104
                      (Cusip Number of Class of Securities)

                                 Kyle Doda, Esq.
                           Compaq Computer Corporation
                                  20555 SH 249
                              Houston, Texas 77070
                            Telephone: (281) 370-0670
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:
                             Christopher Mayer, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000


Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X|  third-party tender offer subject to Rule 14d-1.
     |_|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

                                  TENDER OFFER

     This Amendment No. 2 ("Amendment No. 2") supplements and, as so supplemented, amends the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on May 3, 2001, by PFC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Compaq"), as amended by Amendment No. 1 to the Schedule TO filed on May 9, 2001, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Proxicom, Inc., a Delaware corporation ("Proxicom"), at $5.75 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 11.  Additional Information

     Item 11 is hereby supplemented and, as so supplemented, amended as follows:

     "On May 6, 2001, Raul J. Fernandez, Chairman of the Board and Chief Executive Officer of Proxicom, sent Compaq a letter notifying Compaq that it had received a proposal from Dimension Data Holdings plc, a corporation incorporated in England and Wales, to acquire Proxicom. The full text of a press release dated May 7, 2001, issued by Compaq with respect to such proposal, was filed in an Amendment No. 1 to this Schedule TO as Exhibit (a)(8) and is incorporated herein by reference.

     On May 9, 2001, David R. Fontaine, Senior Vice President and General Counsel of Proxicom, sent Compaq a letter notifying Compaq that the Proxicom Board had determined that the Dimension Data Holdings plc proposal constituted a Superior Proposal and that Proxicom intended to enter into a binding written agreement with respect to the Superior Proposal, subject to Compaq's right to increase its offer to acquire Proxicom.

     On May 11, 2001, Compaq announced its decision not to increase its offer to acquire Proxicom. Later that day, Proxicom terminated the Merger Agreement and Compaq terminated and withdrew the Offer. The full text of a press release dated May 11, 2001, issued by Compaq with respect to Compaq's decision, is filed herewith as Exhibit (a)(9) and is incorporated herein by reference."

Item 12.  Materials to be Filed as Exhibits.

     Item 12 is hereby supplemented and, as so supplemented, amended by adding the following exhibit:

     "(a)(9)   Press release issued by Compaq on May 11, 2001."

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     May 11, 2001

                                              PFC ACQUISITION CORP.


                                              By: /s/ Linda S. Auwers
                                                 ------------------------
                                                 Name:  Linda S. Auwers
                                                 Title: Secretary



                                              COMPAQ COMPUTER CORPORATION


                                              By: /s/ Linda S. Auwers
                                                 ------------------------
                                                 Name: Linda S. Auwers
                                                Title: Vice President,
                                                       Deputy General Counsel
                                                       and Secretary

                                  EXHIBIT INDEX



   Exhibit No.
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      (a)(9)        Press release issued by Compaq on May 11, 2001.